March 25, 2026

Erez Raphael
Chief Executive Officer
DarioHealth Corp.
322 W. 57th St. #33B
New York, NY 10019

       Re: DarioHealth Corp.
           Registration Statement on Form S-3
           Filed March 19, 2026
           File No. 333-294454
Dear Erez Raphael:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Ron Ben-Bassat, Esq.